

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2024

Shaun Passley
Chief Executive Officer
ZenaTech, Inc.
69 Yonge St. Suite 1404
Toronto, Ontario Canada M5E 1K3

> **Re: ZenaTech, Inc.**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed May 22, 2024**
> **File No. 333-276838**

Dear Shaun Passley:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 15, 2024 letter.

Amendment No. 4 to Registration Statement on Form F-1

Consolidated Statement of Financial Position, page 135

1. Your response to prior comment 1 states that you expect to consume approximately $2,263,000 in services provided by Epazz during the twelve-month period from April 1, 2024 through March 31, 2025, when you have only received services valued at approximately $237,000 from Epazz during the first quarter ended March 31, 2024. Additionally, you disclose on page 161 that you are planning for a ramp-up period as manufacturing of the drones starts and the current asset amount will most likely increase. Please tell us in more detail how the amount of current portion is presently determined, the amount of the likely increase, and when you are likely to see the impact.

Statements of Cash Flows, page 138

2. Your response to prior comment 3 explains that you deleted an inaccurate disclosure in

Shaun Passley
ZenaTech, Inc.
June 6, 2024
Page 2

the three months ended March 31, 2024 financial presentation and added a new disclosure. However, that disclosure still appears on page 147, and the new disclosure does not appear anywhere in the filing. Please revise or advise. Additionally, you state in your response and on pages 147 and 173 that "There is no change due to this update". Please clarify what is meant by this statement.

15. Related Party Transactions
Advance to Affiliate for Future Services, page 159

3. We have reviewed your response to prior comment 4. Additionally, page 159 discloses that under the management services agreement, "the Company pays Epazz for management, programming, support and various office operating costs. There were no payroll and programming and support fees for the three months ended March 31, 2024, or the year ended December 31, 2023". However, the reconciliation table on page 160 shows an amount for Programming and Support Fees. Please revise or advise.

Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Karim Lalani